-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 3                                      Washington, D.C. 20549                                     OMB Approval
-------------------------           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES           ------------------------------
                                                                                                       OMB Number:        3235-0104
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   December 31, 2001
                               Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
                                       Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
                                                                                                      ------------------------------

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Date of Event Requiring    4. Issuer name and Ticker or Trading Symbol
                                               Statement (Month/Day/Year)

                                               September 27, 1999            Goodrich Petroleum Corp. (GDP)
    Malloy        Patrick       E.         -----------------------------------------------------------------------------------------
    ------------------------------------    3. I.R.S. Identification      5. Relationship of Reporting  6. If Amendment, Date of
    (Last)        (First)      (Middle)        Number of Reporting           Person(s) to Issuer           Original
                                               Person, if an entity          (Check all applicable)        (Month/day/Year)
                                               (Voluntary)
    Bay St. at the Waterfront                                                [ ] Director
    ------------------------------------                                     [ ] Officer                ----------------------------
                  (Street)                                                       (give title below)     7. Individual or Joint/Group
                                                                             [X] 10% Owner                 Filing
                                                                             [ ] Other                     (Check Applicable Line)
    Sag Harbor,   NY           11963                                             (specify below)           [X] Form Filed by One
    ------------------------------------                                                                       Reporting Person
    (City)        (State)        (Zip)                                                                     [ ] Form Filed by More
                                                                             -------------------------         than One Reporting
                                                                                                               Person
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                                        TABLE I NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                        2. Amount of Securities     3. Ownership Form: Direct (D)    4. Nature of Indirect
   (Instr. 4)                                  Beneficially Owned          or Indirect (I) (Instr. 5)       Beneficial Ownership
                                               (Instr. 4)                                                   (Instr. 5)
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   Common Stock of Goodrich Petroleum Corp     362,000                     D                                N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                    POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
                     ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

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                                                                                                                     SEC 1473 (3-99)
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
FORM 3 (CONTINUED)

         TABLE II-- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of                2. Date Exer-           3. Title and Amount of         4. Conversion or    5. Ownership     6. Nature of
   Derivative                 cisable and             Securities Underlying          Exercise Price      Form of          Indirect
   Security                   Expiration              Derivative Security            of Derivative       Derivative       Beneficial
   (Instr. 4)                 Date                    (Instr. 4)                     Security            Security:        Ownership
                              (Month/Day/Year)                                                           Direct (D) or    (Instr. 5)
                                                                                                         Indirect (I)
                                                                                                         (Instr. 5)
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                              Date      Expira-       Title             Amount or
                              Exer-     tion                            Number of
                              cisable   Date                            Shares
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Convertible Promissory Notes  anytime   10/1/02       Common Stock of   125,000      @ $4.00 per share    D                N/A
of Goodrich Petroleum                                 Goodrich
Company LLC. (Pari Passu                              Petroleum Corp.
Debt)
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Convertible Promissory Notes  anytime   10/1/02       Common Stock of    25,000      @ $4.00 per share    D                N/A
of Goodrich Petroleum                                 Goodrich
Company LLC. (Subordinated                            Petroleum Corp.
Debt)
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Convertible Promissory Notes  anytime   10/1/02       Common Stock of   150,000      @ $4.00 per share    D                N/A
of Goodrich Petroleum                                 Goodrich
Company LLC. (Lafitte Debt)                           Petroleum Corp.
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Convertible Preferred Units   anytime   none          Common Stock of   150,000      @ $2.00 per share    D                N/A
of Goodrich Petroleum                                 Goodrich
Company LLC.                                          Petroleum Corp.
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Preferred Warrants            anytime   9/30/06       Common Stock of   30,000       @ $1.50 per share    D                N/A
                                                      Goodrich
                                                      Petroleum Corp.
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Debt Warrants                 anytime   9/30/06       Common Stock of   300,000      @ $0.9375 per share  D                N/A
                                                      Goodrich
                                                      Petroleum Corp.
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Explanation of Responses:    [See Attachment A.]

**      Intentional misstatements or omissions of facts constitute
        Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually           /s/ Patrick E. Malloy                  10/12/99
        signed.  If space is insufficient, see Instruction 6 for          ------------------------------------   -------------------
        procedure.                                                          ** Signature of Reporting Person             Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                                                                                                                     SEC 1473 (3-99)
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FORM 3 (continued)

Name and Address of Reporting Person: Patrick E. Malloy
Date of Event Requiring Statement: September 27, 1999.
Issuer Name and Ticker Symbol: GDP

                                  ATTACHMENT A

Convertible  Notes:  promissory  Notes  made and  issued by  Goodrich  Petroleum
Company LLC, which are convertible  into the Common Stock of Goodrich  Petroleum
Corporation at the rate of $4.00 per share.

Preferred Units: Series A Preferred Units of Goodrich Petroleum Company LLC, which are convertible into the Common Stock of Goodrich Petroleum Corporation at the rate of $2.00 per share.

Preferred  Warrants:  warrants to purchase  Common  Stock of Goodrich  Petroleum
Corporation at the rate of $1.50 per share.

Debt  Warrants:   warrants  to  purchase  Common  Stock  of  Goodrich  Petroleum
Corporation at the rate of $0.9375 per share.


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                                                                 SEC 1473 (3-99)